UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE

STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 NORTH WESTERN AVENUE

OKLAHOMA CITY, OK 73118

CHESAPEAKE ENERGY CORPORATION

SAVINGS AND INCENTIVE STOCK BONUS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2004 and 2003

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Index

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule of Assets (Held at End of Year)	10

Schedule of Reportable Transactions	11

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Members of the Employee Compensation and Benefits

Committee of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan:

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma

June 24, 2005

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31,
	2004	2003

Assets:
Investments (at fair value)	$77,421,054	$53,858,347
Receivables
Employer contributions	3,647	54,230
Participants’ contributions	1,372	131,785
Dividends	147,311	98,622
Other	88,916	-
Due from broker	23,203	-
Total assets	77,685,503	54,142,984

Liabilities:
Accrued liabilities	33,539	18,780
Net assets available for benefits	$77,651,964	$54,124,204

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	Years Ended December 31,
	2004	2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,011,599	$588,381
Net appreciation in fair value of investments	10,898,273	18,439,319
Total investment income	11,909,872	19,027,700

Contributions:
Employer	6,067,527	3,929,615
Participants	7,112,977	4,446,710
Other income	88,916	-
Total contributions	13,269,420	8,376,325
Total additions	25,179,292	27,404,025

Deductions from net assets attributed to:
Benefits paid to participants	1,568,172	1,444,781
Administrative expenses	83,360	59,096
Total deductions	1,651,532	1,503,877
Net increase	23,527,760	25,900,148

Net assets available for benefits:
Beginning of year	54,124,204	28,224,056
End of year	$77,651,964	$54,124,204

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation and its subsidiaries (the “Company”), except for the employees of NOMAC Drilling Corporation, a wholly-owned subsidiary. Any employee who is at least 21 years old and has completed three months of employment with the Company is eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 75 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company matches 100 percent of participant contributions up to 15 percent of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2004 or 2003. Contributions are subject to certain limitations.

The Company’s matching contribution is used to purchase shares of Chesapeake Energy Corporation common stock (the “Common Stock”) on the open market. The Company’s contribution is made in cash and shares of Common Stock which have been forfeited to the Company by terminated participants. Participants may also elect to direct all or a portion of their contributions into the Common Stock. Participants may not transfer or liquidate their investment in Common Stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59 ½ .

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contributions plus actual earnings thereon is based on years of credited service or participant age. A participant shall become 100 percent vested after five years of credited service under a graded vesting schedule.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the Prime Interest Rate. The Prime Interest Rate at December 31, 2004 was 5.25%. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on loans outstanding at December 31, 2004 ranged from 4.00% to 9.50%.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments, or have the value rolled over to another qualified plan or IRA.

Amounts Forfeited

Forfeited amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Forfeited accounts totaled $243,879 and $100,489 at December 31, 2004 and 2003, respectively. During 2004 and 2003, administrative expenses were reduced by $62,802 and $63,008, respectively, and employer matching contributions were reduced by $0 and by $75,000, respectively, from forfeited accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Chesapeake Energy Corporation common stock is valued at the closing market price on the last business day of the year, according to the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Plan Expenses

Certain plan expenses are paid by the plan sponsor and are not included in these financial statements.

3.	Investments
The following presents investments that represented five percent or more of the Plan’s net assets:

	2004	2003

Chesapeake Energy Corporation Common Stock	$54,014,019*	$38,265,445*

*	Balances include nonparticipant-directed investments.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$1,714,240	$2,600,468
Common stocks	9,184,033	15,838,851
Total	$10,898,273	$18,439,319

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Nonparticipant-directed Investments

Investment in the Common Stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Common Stock is as follows:

	2004	2003

Net assets, beginning balance:
Chesapeake Energy Corporation Common Stock	$38,265,445	$18,663,410

Changes in net assets:
Contributions	$7,551,620	$4,605,462
Dividend income	485,635	339,572
Net appreciation	9,184,033	15,838,851
Benefits paid to participants	(1,108,328)	(980,729)
Transfers from (to) other investments options, net	(364,386)	(201,121)
Net increase in assets during the year	$15,748,574	$19,602,035

Net assets, ending balance:
Chesapeake Energy Corporation Common Stock	$54,014,019	$38,265,445

5.	Party-in-interest Transactions

Certain Plan investments are shares of the Common Stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and, therefore, transactions in mutual funds managed by Fidelity Investments qualify as party-in-interest transactions. During 2004 and 2003, there were 34 and 33 purchases of the Common Stock for a total purchase price of $6,674,933 and $4,303,570, respectively.

6.	Tax Status

The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

7.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.

8.	Concentration of Investments

As of December 31, 2004, net assets available for benefits in the amount of $54,014,019 and $20,830,884 were invested in Common Stock and mutual funds managed by Fidelity Investments, respectively.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, as reflected in the accompanying financial statements, to the Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$77,651,964	$54,124,204
Add: Accrued administrative expenses	33,539	18,780
Net assets available for benefits per the Form 5500	$77,685,503	$54,142,984

The following is a reconciliation of administrative expenses for the years ended December 31, 2004 and 2003, as reflected in the accompanying financial statements, to the Form 5500:

	2004	2003

Administrative expenses per the financial statements	$83,360	$59,096
Add: Previous year accrued administrative expenses	18,780	28,794
Less: Current year accrued administrative expenses	(33,539)	(18,780)
Administrative expenses per the Form 5500	$68,601	$69,110

Administrative expenses are recorded on the Form 5500 when paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of interest and dividend income for the years ended December 31, 2004 and 2003, as reflected in the accompanying financial statements, to the Form 5500:

	2004	2003

Interest and dividends per the financial statements	$1,011,599	$588,381
Add: Previous year accrued interest and dividend income	-	72,339
Interest and dividends per the Form 5500	$1,011,599	$660,720

Prior to January 1, 2003 dividend income was recorded on the Form 5500 when paid. Effective January 1, 2003 dividend income is recorded on the Form 5500 on the accrual basis of accounting.

10.	Other Receivable

Subsequent to the plan year end, the Company identified certain recordkeeping errors related to the investment allocation of 82 participants. The Plan has taken steps to prevent future errors of this type and has fully corrected the errors discovered without any loss to Plan participants. The adjustment related to this error of $88,916 is included in “Other Receivable” on the Statements of Net Assets Available for Benefits and shown as “Other Income” on the Statements of Changes in Net Assets Available for Benefits.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule of Assets (Held at End of Year)

December 31, 2004	Schedule 1

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*Chesapeake Energy Corporation	Common Stock, $0.01 par value	$21,829,082	$54,014,019
*Fidelity Equity Inc.	Mutual Funds	**	1,519,432
*Fidelity Growth Co.	Mutual Funds	**	1,907,016
*Fidelity Inter Bond	Mutual Funds	**	551,435
*Fidelity OTC Portfolio	Mutual Funds	**	663,610
*Fidelity Low Prices Stock Fund	Mutual Funds	**	3,259,852
*Fidelity Aggressive Growth	Mutual Funds	**	1,771,181
*Fidelity Diversified International Fund	Mutual Funds	**	2,016,254
*Fidelity Freedom Income	Mutual Funds	**	187,017
*Fidelity Freedom 2000	Mutual Funds	**	203,749
*Fidelity Freedom 2005	Mutual Funds	**	1,828
*Fidelity Freedom 2010	Mutual Funds	**	1,359,729
*Fidelity Freedom 2015	Mutual Funds	**	3,144
*Fidelity Freedom 2020	Mutual Funds	**	1,464,839
*Fidelity Freedom 2025	Mutual Funds	**	9,179
*Fidelity Freedom 2030	Mutual Funds	**	743,784
*Fidelity Freedom 2035	Mutual Funds	**	2,439
*Fidelity Freedom 2040	Mutual Funds	**	170,625
*Fidelity Retirement Money Market	Mutual Funds	**	2,512,329
*Spartan US Equity Index	Mutual Funds	**	2,483,442
Brokeragelink participant-directed brokerage accounts	Cash, Common Stocks & Mutual Funds	**	188,882
*Fidelity Cash Reserves	Interest Bearing Cash	**	372,580
Alger Small Cap Institutional	Mutual Funds	**	336,542
Templeton Foreign A	Mutual Funds	**	328,181
Lord Abbett Mid Cap Value	Mutual Funds	**	456,539
*Participant Loans	Interest Rates Ranging From 4.00 Percent To9.50 Percent, Due Through November 12,2013	**	893,427
			$77,421,054
* Identifies parties-in-interest

** Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule of Reportable Transactions

December 31, 2004	Schedule 2

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)
*Chesapeake Energy Corporation Common Stock	34	-	$6,674,933	$ -	$ -

* Identifies parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
Savings and Incentive Stock Bonus Plan

By:	/s/ MARY WHITSON
Mary Whitson, Plan Administrator

Date: June 24, 2005

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-07255, 333-30324 and 333-118312) of Chesapeake Energy Corporation of our report dated June 24, 2005 relating to the financial statements of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma

June 24, 2005